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SECU| 13012136 |MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8-10438

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/12   AND ENDING   12/31/12

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MANHATTAN CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

437 Madison Avenue

                               (No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem   212-756-3155

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                             (Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2012, is true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Senior Managing Director
_____
Title

_____
Signature

Senior Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes)

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3,
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

First Manhattan Co.
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



First Manhattan Co.

Consolidated Statement of Financial Condition

December 31, 2012

Contents

Facing Page and Oath or Affirmation



≡ ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Partners of
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co., ("the Company") as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of First Manhattan Co. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

1

First Manhattan Co.

Consolidated Statement of Financial Condition

December 31, 2012

($ in thousands)

Assets of First Manhattan Co.		
Cash in banks	$	1,547
Cash and securities segregated, deposited in a special reserve bank account for the exclusive benefit of customers		2,448
Receivable from clearing broker, net		7,059
Investment advisory fees receivable		4,261
Investments in U.S. Government securities owned by the Company, at fair value		22,998
Other marketable securities		5,864
Secured demand notes receivable, fully collateralized		8,972
Other assets		2,901
		56,050
Assets of consolidated investment entities		
Investments in readily marketable securities, at fair value (cost $325,332)		411,839
Investments in non readily marketable securities, at fair value (cost $23,682)		17,968
Due from brokers, net		40,761
Derivative contracts, at fair value (cost $2,032)		3,417
Other assets		444
		474,429
Total assets	$	530,479
Liabilities and net worth		
Liabilities of First Manhattan Co.		
Accounts payable and accrued expenses	$	8,703
Secured demand notes		8,972
		17,675
Liabilities of consolidated investment entities		
Redemptions payable to non controlling interest holders		13,484
Accounts payable		215
		13,699
Total liabilities		31,374
Net worth		
Net worth attributable to First Manhattan Co.		41,021
Non controlling interests in consolidated investment entities		458,084
Total net worth		499,105
Total liabilities and net worth	$	530,479

See accompanying notes.

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition

December 31, 2012

($ in thousands)

1. Organization and Consolidation Policy

First Manhattan Co. (FMC or the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying consolidated statement of financial condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's consolidated statement of financial condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity, as defined. In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those Investment Entities in which the general partner is presumed to have control over the Investment Entities.

The ownership interests in the Investment Entities not owned by the Company are reflected as non controlling interests in consolidated Investment Entities in the consolidated statement of financial condition. Investments of $341 by FMC in the Investment Entities have been eliminated in consolidation. Investment advisory fees receivable from the Investment Entities of $2,305 have been eliminated in consolidation. The consolidation of the Investment Entities has no effect on FMC's net worth.

Non controlling interests in certain consolidated Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2012, $16,712 is currently subject to withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non controlling investors on a current basis, they are classified as redemptions payable in the consolidated statement of financial condition.

1. Organization and Consolidation Policy (continued)

The Company has retained the specialized accounting for the Investment Entities in accordance with ASC 810-10-25-15, *Retention of Specialized Accounting for Investments in Consolidation.* Accordingly, the Company reports the investments of the Investment Entities on the consolidated statement of financial condition at their estimated fair value (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the investment advisor to an Investment Entity, not included in the consolidated statement of financial condition, which was organized by the Company and in which the Company does not have an investment. At December 31, 2012, 7% of investment advisory fees receivable was attributable to this Investment Entity.

2. Significant Accounting Policies

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition.

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in consolidated Investment Entities, have a fair value of $17,968 at December 31, 2012 in accordance with management's estimates and assumptions.

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the consolidated statement of financial condition.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at December 31, 2012.

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

3. Receivable from Clearing Broker, Net and Due from Brokers, Net

Receivable from clearing broker, net represents cash maintained at Pershing, commissions and ticket charges earned as an introducing broker for the transactions of its customers, net of clearing and related expenses, and interest receivable.

Due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and receivables for unsettled transactions.

4. Taxes

The Company is a partnership and therefore is not subject to federal, state and city income taxes, but it is subject to the New York City unincorporated business tax. For each of the Investment Entities which is a partnership, each partner is responsible for the tax liability or benefit related to his distributive share of taxable income or loss for federal, state, and local income tax purposes. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying consolidated statement of financial condition.

The Company has determined that there are no uncertain tax positions at either FMC or the consolidated Investment Entities.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2021) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $5,864, has also been contributed as capital by the limited partners.

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital, as defined, of approximately $34,035, which exceeded the minimum net capital requirement by approximately $33,785.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

6. Regulatory Capital and Other Information (continued)

The Company's consolidated statement of financial condition has been prepared on the basis of U.S. GAAP and certain financial statement classifications differ from classifications prescribed by the SEC's general instructions to Form X-17A-5. Under such general instructions, the non controlling interests in Investment Entities are classified as a liability on the consolidated Form X-17A-5. The Company's consolidated statement of financial condition includes such interests as a component of net worth. The remaining differences between the consolidated statement of financial condition and the consolidated Form X-17A-5 relate to the elimination of intercompany balances and other immaterial differences. Total assets, liabilities and partners' capital on the Form X-17A-5 totaled $531,310, $490,289, and $41,021, as compared to $530,479, $31,374, and $499,105 in the consolidated statement of financial condition.

7. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

7. Investments (continued)

FASB Accounting Standards Update ("ASU"), 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends ASC 820, requires entities to disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, ASU 2010-06 amends ASC 820 to clarify that reporting entities are required to provide fair value measurement disclosures for each "class" of assets and liabilities.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2012:

	FMC			
	Investments in U.S. Government Securities		Other Marketable Securities	
Level 1	$	25,438	$	2,269
Level 2		–		3,595
Level 3		–		–
	$	25,438	$	5,864

($ in thousands)

7. Investments (continued)

	Investments Owned by Consolidated Investment Entities			
			Derivative Contracts	
	Marketable	Non Readily Marketable	Option Contracts	Forward Currency Contracts
Level 1	$ 404,675	$ —	$ —	$ —
Level 2	7,164	—	52	3,365
Level 3	—	17,968	—	—
	$ 411,839	$ 17,968	$ 52	$ 3,365

Investments in U.S. Government securities include securities on deposit in a special reserve bank account for the exclusive benefit of customers (fair value $2,440) and investments in U.S. Government securities (fair value $22,998).

Marketable equities and U.S. Treasury Bills owned by consolidated Investment Entities are valued at quoted prices in active markets for identical instruments.

Corporate bonds and municipal bonds are valued using dealer quotes, bond market activity, and other marketable observable movements.

Investments in non readily marketable securities include private equity investments in private banks. The Company has developed a proprietary valuation model that uses the market approach to value these investments, by applying certain key multiples of comparable companies in an active market to the Consolidated Investment Entities' private investments in order to approximate fair market value. The primary metric utilized by the Consolidated Investment Entities is the price to tangible book value ratio.

		Significant Unobservable Inputs		
Level 3 Asset	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs (not in thousands)
Private Equity Investments in Private Banks	$17,968	Proprietary Model	Price to Tangible Book Value Ratio	0.60x - 0.84x

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

8. Schedule of Investments

The following table presents information about the investments in securities at fair value and financial instruments of the Consolidated Investment Entities as of December 31, 2012.

	Shares/ Principal	Fair Value	Percent of Net Assets
Investments in readily marketable securities, at fair value:			
Equity securities – healthcare			
United States:			
Medtronic Inc.	910,100	$ 37,332	7.5%
Orexigen Therapeutics Inc.	6,784,587	35,620	7.1
Vivus Inc.	3,480,539	46,709	9.4
Other	5,693,533	123,122	24.6
Total United States (cost $167,167)	16,868,759	242,783	48.6
Ireland:			
Covidien PLC (cost $24,826)	523,400	30,221	6.1
Japan:			
Other (cost $40,078)	3,084,800	43,955	8.8
Spain:			
Other (cost $2,746)	330,196	3,246	0.7
Switzerland:			
Other (cost $6,184)	42,087	8,482	1.7
United Kingdom			
Other (cost $12,865)	279,500	13,212	2.6
Total healthcare equity securities (cost $253,866)	21,128,742	341,899	68.5
Equity securities – banking			
United States:			
Other (cost $14,665)	1,789,260	13,802	2.8
Total equity securities (cost $268,531)	22,918,002	$ 355,701	71.3%

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

8. Schedule of Investments (continued)

	Shares/ Principal		Fair Value	Percent of Net Assets
U.S Treasury Bills				
Treasury Bills due 06/27/2013 (cost $48,974)	49,000,000	$	48,974	9.8%
Corporate bonds				
Vertex Pharmaceuticals Inc. Sr. 3.35% due 10/1/2015 (cost $7,827)	6,385,000		7,164	1.4
Total investments in readily marketable securities, at fair value (cost $325,332)		$	411,839	82.5%

	Shares		Fair Value	Percent of Net Assets
Investments in non readily marketable securities:				
Equity securities – banking				
United States:	2,860,263	$	17,968	3.6%
Total investments in non readily marketable securities (cost $23,682)	2,860,263	$	17,968	3.6%
Derivative contracts:				
Option contracts purchased – healthcare at fair value (cost $2,032)		$	52	0.0%
Unrealized gain on forward currency contracts			3,365	0.7
Total derivative contracts		$	3,417	0.7%

9. Derivative Contracts

In the normal course of business, the Investment Entities enter into trading activities which may include forward currency contracts, options, swaps and other derivatives. Derivative instruments may be used as substitutes for securities in which the Investment Entities can invest to hedge portfolio investments or to generate income or gain to the Investment Entities. Derivatives are not accounted for as hedging instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including market, credit, liquidity and operational risks. Changes in the market value of these instruments, subsequent to year-end, may be in excess of amounts recognized in the Company's consolidated statement of financial condition. The Company manages the risks associated with its trading as part of its overall risk management policies.

Derivative contracts on the December 31, 2012 consolidated statement of financial condition include unrealized gains on forward currency contracts of $3,365 and option contracts purchased at a fair value of $52.

10. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2012, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

11. Concentration of Credit Risk

The Company and its Investment Entities are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the consolidated statement of financial condition, and has determined that no subsequent events have occurred that would require disclosure in the consolidated statement of financial condition or accompanying notes.

Ernst & Young LLP

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